26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

September 17, 2021

Ta Tanisha Meadows

Doug Jones

Charlie Guidry

Jacqueline Kaufman

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jianzhi Education Technology Group Co Ltd

Response to the Staff’s Comments on

Amendment No. 2 to Registration Statement on Form F-1

Filed September 2, 2021

CIK No. 0001852440

Dear Ms. Meadows, Mr. Jones, Mr. Guidry, Ms. Kaufman:

On behalf of our client, Jianzhi Education Technology Group Co Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 15, 2021 on the Company’s amendment to registration statement on Form F-1 publicly filed on September 2, 2021 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Amendment No. 2 to the Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its further amendment to registration statement on Form F-1 (the “Amendment No. 3 to the Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Amendment No. 3 to the Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amendment No. 3 to the Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 3 to the Registration Statement.

PARTNERS:  Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Chui Hao Farn3 | Liu Gan2 | David G. Harrington7 | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Richard C.C. Sharpe | Jesse D. Sheley# | Li Chien Wong | Jacqueline B.N. Zheng3,5

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal5 | Joseph R. Casey9 | Michelle Cheh6 | Daniel Dusek3 | Paul Guan3 | James A. Hill5 | Ju Huang3 | Cori A. Lable2 | Wei Yang Lim5 | Daniel A. Margulies5 | Bo Peng8 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Shanghai Washington, D.C.

Office of Trade & Services
Division of Corporation Finance
Securties and Exchange Commission

September 17, 2021

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Cover Page, page i

1.	We note your response to Comment 3 and your new disclosure on the prospectus cover page where you indicate that “in the context of describing our operations and consolidated financial information,” the terms “we,” “us,” and “our” refer to your VIEs. As we noted in Comment 3, you should refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Please revise your disclosure describing your operations and consolidated financial information accordingly.

In response to the Staff’s comment, the Company has revised relevant disclosures throughout the Amendment No. 3 to the Registration Statement to separate VIEs from the Cayman Islands holding company.

Prospectus Summary

Our VIEs and China Operations, page 4

2.	In this section you state that “[t]he approval of the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or for how long we will be able to obtain such approval and, even if we obtain such approval, the approval could be rescinded.” Please clarify and affirmatively state whether your offering currently requires approval. If it is unclear whether your offering requires approval at this time, please significantly enhance your disclosure to explain why. Discuss any efforts you have undertaken to determine whether approval is required, and explain why you believe it is appropriate to move forward with this offering without a definitive answer to the question of approvals.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, 8 and 51 of the Amendment No. 3 to the Registration Statement.

***

Office of Trade & Services
Division of Corporation Finance
Securties and Exchange Commission

September 17, 2021

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosure

c.c.	Peixuan Wang, Chairman of the Board

Yong Hu, Director and Chief Executive Officer

Xiaolei Ni, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Erin Liu, Partner, Friedman LLP

Meng Ding, Esq., Partner, Sidley Austin LLP